EXHIBIT 12.0
MATTEL, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30. 2016	For the Years Ended December 31,
		2015	2014	2013	2012	2011
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$170,797	$463,915	$586,910	$1,099,128	$945,045	$970,673
Add:
Interest expense	70,133	85,270	79,271	78,505	88,835	75,332
Appropriate portion of rents (a)	27,519	38,297	40,291	37,006	33,736	30,696
Earnings available for fixed charges	$268,449	$587,482	$706,472	$1,214,639	$1,067,616	$1,076,701
Fixed Charges:
Interest expense	$70,133	$85,270	$79,271	$78,505	$88,835	$75,332
Appropriate portion of rents (a)	27,519	38,297	40,291	37,006	33,736	30,696
Fixed charges	$97,652	$123,567	$119,562	$115,511	$122,571	$106,028
Ratio of earnings to fixed charges	2.75 X	4.75 X	5.91 X	10.52 X	8.71 X	10.15 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.